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                           June 19, 2020

       Michael Gilmore
       Chief Executive Officer
       Gilmore Homes - Gilmore Loans LLC
       5401 Old National Highway, #419
       Atlanta, GA 30349

                                                        Re: Gilmore Homes -
Gilmore Loans LLC
                                                            Amendment No. 14 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 1, 2020
                                                            File No. 024-11011

       Dear Mr. Gilmore:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2020 letter.

       Amendment No. 14 to Offering Statement on Form 1-A filed on June 1, 2020

       General

   1. It appears the independent auditor's report does not contain all required elements. For example, language
related to auditor's independence appear to be missing. Please have the company's auditor
revise its report to comply with requirements outlined in AICPA
                                                        Auditing Standards
Codification Section 700 or PCAOB Auditing Standard 3101
                                                        depending upon whether
the audit was conducted in accordance to US GAAS or PCAOB
                                                        standards,
respectively.
 Michael Gilmore
FirstName LastNameMichael Gilmore
Gilmore Homes - Gilmore Loans LLC
Comapany NameGilmore Homes - Gilmore Loans LLC
June 19, 2020
Page 2
June 19, 2020 Page 2
FirstName LastName
2. In the next amendment, please include the consent from your auditor pursuant to instructions outlined within paragraph (11)(a)(i) of Item 17 of Form
1-A.
       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction